LIPIDVIRO TECH, INC.

1338 South Foothill Blvd., Suite 126

Salt Lake City, Utah  84108

(801) 583-9900

June 10, 2008

Jeffrey Riedler, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:

LipidViro Tech, Inc., a Nevada corporation (the "Company")

Revised Preliminary Information Statement on Schedule 14C

Commission File No. 0-49655

Dear Mr. Riedler:

In connection with its responses to the comments contained in your letter dated April 25, 2008, with respect to the above-referenced filing, the Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LIPIDVIRO TECH, Inc., a Nevada

            corporation

By /s/ Kenneth P. Hamik

Kenneth P. Hamik, CEO and President